Exhibit 28.1

WACHOVIA CREDIT CARD MASTER TRUST

Excess Spread Analysis—March 2003

Series	1999-1	2000-1
Deal Size	$896 MM	$750 MM
Expected Maturity	04/15/04	07/15/05

Yield	15.21%	15.21%

Less: Coupon	1.46%	1.44%
Servicing Fee	1.50%	1.50%
Net Credit Losses	5.69%	5.69%
Excess Spread:
March-03	6.56%	6.58%
February-03	6.04%	6.05%
January-03	5.28%	5.30%
Three month Average Excess Spread	5.96%	5.98%

Delinquency:
30 to 59 days	1.03%	1.03%
60 to 89 days	0.69%	0.69%
90 + days	1.42%	1.42%
Total	3.14%	3.14%

Payment Rate	10.26%	10.26%